Exhibit 16.1

June 1, 2009

Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6561

Ladies and Gentlemen:

We were previously the independent registered public accountants for China Fortune Acquisition Corp. and, under the date of June 13, 2008, we reported in the financial statements of China Fortune Acquisition Corp. as of December 31, 2007 and for the year then ended and for the periods from August 18, 2006 (inception) to December 31, 2006 and 2007. On May 27, 2009, we were dismissed.

We have read China Fortune Acquisition Corp.’s statements included on Form 6-K for the month of May  2009 and are in agreement with such statements.

Respectfully,

/s/ UHY LLP